Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the quarters ended September 30, 2016 and 2015

(RMB and US$ amounts expressed in thousands, except per share data)

	September 30, 2016		September 30, 2015
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	2,885,782	432,146	3,005,080	450,010
Cost of goods sold	(2,255,034)	(337,691)	(2,418,247)	(362,132)
Gross profit	630,748	94,455	586,833	87,878
Other operating income/(expense)	12,389	1,855	(24,462)	(3,663)
Research and development costs	(161,436)	(24,175)	(132,320)	(19,815)
Selling, general and administrative costs	(320,618)	(48,013)	(355,900)	(53,296)
Operating profit	161,083	24,122	74,151	11,104
Finance costs	(18,532)	(2,775)	(30,903)	(4,628)
Share of profit/(loss) of associates	738	111	(6)	(1)
Share of loss of joint ventures	(1,005)	(150)	(5,922)	(887)
Profit before tax	142,284	21,308	37,320	5,588
Income tax expense	(29,881)	(4,475)	(18,982)	(2,843)
Profit for the period	112,403	16,833	18,338	2,745
Attributable to:
Equity holders of the parent	76,810	11,503	349	51
Non-controlling interests	35,593	5,330	17,989	2,694
	112,403	16,833	18,338	2,745
Net earnings per common share
Basic	1.89	0.28	0.01	0.0013
Diluted	1.89	0.28	0.01	0.0013
Unit sales	66,013		84,170

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

For the nine months ended September 30, 2016 and 2015

(RMB and US$ amounts expressed in thousands, except per share data)

	September 30, 2016		September 30, 2015
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
Revenue	9,928,981	1,486,864	10,806,986	1,618,345
Cost of goods sold	(7,983,496)	(1,195,528)	(8,708,554)	(1,304,105)
Gross profit	1,945,485	291,336	2,098,432	314,240
Other operating income/(expense)	51,750	7,750	(6,461)	(968)
Research and development costs	(400,662)	(59,999)	(384,477)	(57,575)
Selling, general and administrative costs	(1,008,710)	(151,054)	(1,064,498)	(159,408)
Operating profit	587,863	88,033	642,996	96,289
Finance costs	(68,385)	(10,241)	(94,284)	(14,119)
Share of profit of associates	11	2	57	9
Share of loss of joint ventures	(5,856)	(877)	(19,252)	(2,883)
Profit before tax	513,633	76,917	529,517	79,296
Income tax expense	(108,837)	(16,298)	(119,089)	(17,834)
Profit for the period	404,796	60,619	410,428	61,462
Attributable to:
Equity holders of the parent	289,708	43,385	282,104	42,245
Non-controlling interests	115,088	17,234	128,324	19,217
	404,796	60,619	410,428	61,462
Net earnings per common share
Basic	7.28	1.09	7.32	1.10
Diluted	7.28	1.09	7.32	1.10
Unit sales	244,575		304,424

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of September 30, 2016 (unaudited)		As of December 31, 2015 (audited)
	RMB’000	US$’000	RMB’000
Cash and bank balances	3,089,562	462,662	3,842,123
Trade and bills receivables	7,337,615	1,098,807	7,178,513
Inventories	1,552,462	232,481	1,711,330
Trade and bills payables	4,412,023	660,700	3,841,756
Short-term and long-term interest-bearing loans and borrowings	763,058	114,268	2,455,704
Equity attributable to equity holders of the parent	7,437,460	1,113,759	7,239,617

3